Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES START OF 2014

ATHABASCA BASIN EXPLORATION PROGRAMS

Toronto, ON – January 14, 2014… Denison Mines Corp. (TSX:DML) (NYSE MKT:DNN) (“Denison” or the “Company”) announces that its 2014 exploration programs in the Athabasca Basin have begun. In 2014, Denison is planning to drill nearly 60,000 metres on 13 different properties. “The 2014 exploration plan for the Athabasca Basin is one of the largest programs undertaken by Denison in several years”, said Ron Hochstein, President and CEO of Denison. All amounts in this release are in U.S. dollars unless otherwise stated.

Athabasca Basin

Exploration

In Canada, Denison will manage or participate in a total of 19 exploration programs, of which Wheeler River will continue to be the primary focus. The total budget for these programs is Cdn$21.2 million of which Denison’s share is Cdn$15.0 million. At Denison’s 60% owned Wheeler River project, a 27,600 metre winter and summer drill program is planned along with geophysical surveys at a total cost of Cdn$8.0 million (Denison’s share, Cdn$4.8 million). Drill targets at Wheeler River include extensions of high grade mineralization at the Phoenix deposit and follow up drilling on the 489 Zone, Phoenix North and on the K Zone. The K Zone is a 12 kilometre long corridor of faulted metasediments with highly elevated trace element geochemistry and substantial hydrothermal alteration along the western side of the property.

In addition to the Wheeler River project, other significant winter drill programs are also planned for Bell Lake (5,000 metres), Moore Lake (4,000 metres), Crawford Lake (3,550 metres), Bachman Lake (3,050 metres), Waterbury Lake (2,700 metres), Park Creek (2,400 metres), Hatchet Lake (2,100 metres), Wolly (4,000 metres) and McClean Lake (2,700 metres). Wolly and McClean Lake are operated by AREVA Resources Canada Inc. and Denison’s interest is 22.5% in each of those projects. Exploration work including drilling or geophysical programs will also be carried out on the, Johnston Lake, Candle, Murphy Lake, Packrat, Black Bear, Marten, Lynx Lake and Wolverine properties.

Development/Operations

At McClean Lake, the expansion of the mill from 13 to 24 million pounds annual U3O8 production is being fully funded by the Cigar Lake Joint Venture and is well underway. First ore from the Cigar Lake mine is anticipated early in the first quarter and processing of ores from the McClean Lake Surface Access Borehole Resource Extraction program (“SABRE”) and from Sue B, blended with Cigar Lake ore, is scheduled to begin mid-2014. Denison’s share of operating and capital expenditures at the mill in 2014 is estimated at Cdn$1.1 million. Denison’s expenditures are expected to be offset by revenue from the sale of 50,000 pounds U3O8, recovered from McClean Lake ores processed at the mill, and toll milling fees. Total revenue from operations is projected at Cdn$3.4 million.

Due to low uranium prices, the Midwest and McClean Underground Projects will continue to remain on stand-by in 2014. Total expenditures on these projects is budgeted at Cdn$0.9 million (Denison’s share, Cdn$212,000). While significant milestones were achieved by the McClean Joint Venture in the development of the SABRE mining technology in 2012 and 2013, a decision was made by the Joint Venture to put this program on stand-by as well. As a result, SABRE expenditures are expected to be reduced this year compared to last year to Cdn$650,000 (Denison’s share, Cdn$146,000).

International

On its wholly owned Mutanga project in Zambia, the Company plans to carry out further geological mapping, geochemical and trenching programs to follow up on the results of the work completed in 2013. The Zambian program is estimated to total $1.8 million.

In Mongolia, the Company is continuing to work to restructure the Gurvan Saihan Joint Venture to meet the requirements of the Mongolian Nuclear Energy Law. In 2014, the Mongolian program is estimated at $1.0 million.

Denison currently owns 89% of the shares of Rockgate Capital Corp., which owns 100% of the Falea uranium, copper, silver project in Mali. The acquisition of the remaining 11% of Rockgate is being completed by plan of arrangement and is expected to close on January 17, 2014. Site visits and project meetings are planned at Falea for early 2014 at which time the 2014 program will be further defined.

OTHER ACTIVITIES

Denison Environmental Services (DES) provides post closure mine care and maintenance services to a variety of customers and also manages Denison’s ongoing environmental obligations related to its past producing operations at Elliot Lake. In 2014, revenue from operations at DES is budgeted at Cdn$7.0 million and operating expenses are forecast to be Cdn$6.3 million. Capital expenditures and reclamation funding are projected to be Cdn$0.7 million.

Denison manages Uranium Participation Corporation (UPC) on a contractual basis and receives management fees and commissions pursuant to a management services agreement. The management fees are budgeted at Cdn$2.1 million in 2014. UPC is a public company which invests in uranium on behalf of its shareholders.

Corporate administration expenses are forecast to be Cdn$4.6 million in 2014 and include all head office wages, benefits, office costs, public company expenses, legal, audit and investor relations expenses.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Namibia, and Mongolia. Including the high grade Phoenix deposits, located on its 60% owned Wheeler project, Denison’s exploration project portfolio includes 46 projects and totals approximately 597,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J-Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, an approximate 80% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia. In addition, Denison owns 89% of Rockgate Capital Corp. which is the sole owner of the conventional uranium/copper/silver Falea project in Mali.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of UPC, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979 – 1991 ext 232
President and Chief Executive Officer

Sophia Shane	(604) 689 – 7842
Investor Relations

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licenses under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.